UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event Reported): February 26, 2020

Superconductor Technologies Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	0-21074	77-0158076
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

9101 Wall Street, Suite 1300, Austin, TX 78754

(Address of Principal Executive Offices) (Zip Code)

(512) 334-8900

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001	SCON	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On February 26, 2020, Superconductor Technologies Inc. (“STI”), AIU Special Merger Company, Inc., a Delaware corporation and wholly-owned subsidiary of STI (“Merger Sub”), and Allied Integral United, Inc., a Delaware corporation (“AIU”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into AIU, with AIU continuing as a wholly-owned subsidiary of STI (the “Merger”), and STI would amend its certificate to effect a reverse stock split of its shares of common stock, par value $0.001 per share (“STI Common Stock”) and change its name to Clearday, Inc. The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes and has been approved by the boards of directors of STI and AUI, respectively.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”):

•

each share of AIU common or preferred stock held as treasury stock or otherwise by STI, AIU, Merger Sub or any other subsidiary of AIU immediately prior to the Effective Time will (other than, in each case, shares in trust accounts, managed accounts, custodial accounts and the like that are beneficially owned by third parties and other than such securities that are owned by direct or indirect wholly-owned subsidiaries as specified by AIU), be canceled and retired and will cease to exist, with no consideration being delivered in exchange for such cancellation;

•

each share of AIU common stock outstanding immediately prior to the Effective Time (excluding any shares described above and any dissenting shares) will be converted into the right to receive shares of STI common stock (the “STI Common Stock”) equal to the Exchange Ratio described below, as determined on the trading date immediately prior to the Effective Time;

•

each share of AIU Series A 6.750% Cumulative Convertible Preferred Stock, par value $0.01 per share (“AIU Preferred Stock”), outstanding immediately prior to the Effective Time (excluding dissenting shares) will be automatically converted into the right to receive shares of new STI Series F preferred stock (“STI Series F Preferred Stock”) on a one-for-one basis, except for such shares of AIU Preferred Stock that are converted into common stock concurrently with the closing of the Merger ;

•	each share of AIU restricted stock outstanding immediately prior to the Effective Time will be assumed by STI based on the Exchange Ratio;

•

each share of the 10.25%% Series I Cumulative Convertible Preferred Stock of AIU’s subsidiary, Clearday Alternative Care, Inc. (“Clearday Care”), par value $0.01 per share (“Clearday Care Preferred Stock”), and each limited partnership interest (“Clearday OZ LP Interests”) of Clearday’s indirectly subsidiary Clearday Alternative Care OZ Fund, L.P. (“Clearday OZ Fund”), shall remain outstanding securities of such respective subsidiaries (with only conforming changes to confirm that references in the constitutional documents of such subsidiaries that refer to AIU as the “Parent” shall mean STI and not AIU) and STI shall assume the obligation to issue shares of common stock of STI pursuant to the terms of such constitutional documents;

•

all AIU warrants and options outstanding immediately prior to the Effective Time will be assumed by STI and converted into warrants or options, respectively, to purchase STI Common Stock, based on the Exchange Ratio; and

•	each share of Merger Sub common stock issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one share of common stock of the Surviving Corporation.

At the Effective Time, each STI warrant that is outstanding and unexercised immediately prior to the Effective Time, will survive the closing of the Merger (the “Closing”) and remain outstanding in accordance with its terms.

From and after the Effective Time, the terms of the shares of the Clearday Care Preferred Stock and the units of the Clearday OZ LP Interests provide the right of a holder of such securities to exchange such securities for shares of STI Common Stock at an exchange rate that is equal to (i) the original purchase price of such securities (which was $10.00); (ii) divided by 80% of the volume weighted average price per shares of the STI Common Stock determined for the 20 trading day period ending as of the date of the exchange or other specified applicable date. Accordingly, the potential dilution from exchange of these securities into STI Common Stock will depend upon, and vary with, the performance of the STI Common Stock when and if the holders of these securities elect to exchange them for STI Common Stock.

Under the exchange ratio formula set forth in the Merger Agreement (the “Exchange Ratio”), upon the Closing, on a pro forma basis and based upon the number of shares of STI Common Stock expected to be issued in the Merger, current STI securityholders are expected to own 3.66% of the combined company and the pre-Merger AIU securityholders are expected to own 96.34% of the combined company, on a fully-diluted basis. This exchange ratio is an estimate only, and the final exchange ratio will be determined pursuant to a formula described in more detail in the Merger Agreement.

STI officers with specified severance rights are expected to waive their severance rights with respect to any termination without cause following the Merger pursuant to Change of Control and Waiver Agreements (“Waiver Agreements”). An aggregate amount of approximately $2.3 million of cash severance and termination payments that such officers would otherwise have been entitled to under existing contracts will be exchanged for the right to receive an aggregate amount of $1 million of common stock of STI Common Stock issued and valued at the Effective Time, plus potential contingent cash consideration described below. The stock consideration to these officers in exchange for their waivers are estimated to constitute approximately one half of one percent of the combined company’s fully diluted shares.

For purposes of determining the relative equity ownership of each side, and pursuant to the Merger Agreement, STI is being valued (the “STI Value”) in a range of $7,000,000 to $10,000,000, as follows: the greater of (x) $7,000,000 and (y) two (2) times the VWAP MarketCap of the STI Common Stock as of the Trading Day immediately prior to the Closing Date; subject to a $10,000,000 limit; and AIU is being valued at $185,000,000, subject to adjustment for the value of the Waiver Agreements described below.

“VWAP MarketCap” means the aggregate total dollar market capitalization of the STI Common Stock measured by the volume weighted average price of STI Common Stock for the 20 consecutive Trading Days immediately preceding the specified date, as reported by Bloomberg, L.P., or its successor.

In connection with the Merger, STI will prepare and file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”) that will contain a proxy statement/prospectus/information statement, and will seek the approval of STI’s stockholders with respect to certain actions, including, but not limited to, the following (collectively, the “STI Stockholder Matters”):

•

the issuance of STI Common Stock to the AIU stockholders and the issuance of STI Common Stock to holders of STI Series F Preferred Stock to the holders of AIU Preferred Stock pursuant to the Merger Agreement and the change of control of STI resulting from the Merger pursuant to applicable Nasdaq rules;

•

the amendment of STI’s certificate of incorporation to effect any reverse split of the outstanding shares of the STI Common Stock to obtain or maintain the listing of the STI Common Stock on Nasdaq, at a reverse stock split ratio as mutually agreed to by STI and AIU and to change the name of STI to “Clearday, Inc.”;

•

the amendment of STI’s certificate of incorporation to (i) increase the number of authorized shares of STI Common Stock, (ii) increase the number of shares of STI preferred stock, and (iii) designate and authorize a sufficient number of shares of STI Series F Preferred Stock.

The Registration Statement will also be used as a proxy statement to solicit approval from AUI’s stockholders required for the Merger.

The Merger Agreement provides among other things, during the period from the date of the Merger Agreement until the Effective Time, each of STI and AIU will be subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals, subject to customary exceptions. Each of STI and AIU are required to hold a meeting of its stockholders to vote upon the adoption of the Merger Agreement and, subject to certain exceptions, to recommend that its stockholders vote to adopt the Merger Agreement.

The completion of the Transaction is subject to customary conditions, including (i) adoption of the Merger Agreement by each of STI and AIU stockholders, (ii) Nasdaq approval of continued listing of STI Common Stock under its applicable rules, including the rules applicable to its change of control listing application, (iii) the Registration Statement being declared effective by the Securities and Exchange Commission (“SEC”) and (iv) the STI officers with severance rights entering Waiver Agreements. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) subject to certain exceptions, performance by the other party of its obligations under the Merger Agreement, (iii) the absence of any Material Adverse Effect (as defined in the Merger Agreement) on the other party and (iv) the absence of any law, order, injunction, decree or other legal restraint preventing the completion of the Transaction or making the completion of the Transaction illegal. In addition, it is a condition to closing that STI’s adjusted net working capital computed in accordance with the terms of the Merger Agreement be not less than negative $250,000 as of immediately prior to the Effective Time and that all directors of STI, other than Jeffrey Quiram, STI’s current Chief Executive Officer, shall have resigned from the Board of Directors of STI; Mr. Quiram is expected to remain a member of the Board of Directors.

The Merger Agreement can be terminated (i) at any time with the mutual consent of the parties, (ii) by either of STI and AIU if any governmental consent or approval required for Closing is not obtained, or any governmental entity issues a final non-appealable order or similar decree preventing the Merger, (iii) by either of STI and AIU if the Merger shall not have been consummated on or before July 6, 2020, (iv) by STI and AIU, upon the breach by the other of a term of the Merger Agreement, which is not cured within 15 days of the date of written notice thereof by the other; (v) by STI if AIU is unable to obtain the affirmative vote of its stockholders for approval of the Merger; (vi) by AIU if STI is unable to obtain the affirmative vote of its stockholders required pursuant to the terms of the Merger Agreement; (vii) by STI or AIU if the other party’s directors change their recommendation to their stockholders to approve the Merger in the manner contemplated by the Merger Agreement, or if there is a knowing and material breach by the other party thereto to seek such stockholder approval or to mail the Registration Statement to its stockholders (“Change of Recommendation/Meeting Breach”) and (viii) by STI if it has delivered a Superior Notice (as defined in the Merger Agreement). STI also has specified additional termination rights discussed below.

Except as otherwise agreed in writing by the parties, all out-of-pocket costs and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby and by this Agreement shall be paid by the party incurring such cost or expense; provided, that AIU shall reimburse, as incurred, up to $175,000 of STI reasonable, documented, out of pocket legal and accounting expenses incurred by STI in connection with the preparation, filing and clearing of SEC comments with respect to the Registration Statement.

STI agreed that if the Merger Agreement shall be terminated because it has delivered a Superior Notice or because of a Change of Recommendation/Meeting Breach, then STI will pay to AUI a break-up fee (described below). STI also agreed that if the Merger Agreement is terminated due to a failure to obtain approval from STI’s stockholders and, after the date of the Merger Agreement and prior to such termination, STI were to consummate certain competing transactions within a 12 month period, then STI would also pay AUI a break-up fee.

AIU agreed that if the Merger Agreement shall be terminated because of a Change of Recommendation/Meeting Breach, then AIU will pay to STI a break-up fee (described below). AIU also agreed that if the Merger Agreement is terminated due to a failure to obtain approval from AIU’s stockholders, then AIU would also pay STI a break-up fee.

Any break-up fee payable by STI would equal to three percent (3%) of the STI Value, as would be calculated at the time such fee is due. Any break-up fee payable by AIU would be equal to (A) $300,000 if the Merger Agreement were terminated because of a failure of AIU to obtain the approval from its stockholders, less the amount of STI expenses related to the transactions contemplated hereby that are payment obligations of AIU under the Merger Agreement and (B) $1,850,000, plus STI reasonable, documented, out of pocket expenses incurred directly in connection with the negotiation, preparing and consummation of the Merger Agreement and the transactions contemplated hereby, if the Merger Agreement is terminated because of an AIU Change of Recommendation/Meeting Breach.

STI also has several rights to terminate the Merger Agreement without paying or receiving a break-up fee, including if (i) AIU’s financial statements for the fiscal years ended December 31, 2018 and December 31, 2019 have either (A) not been delivered to STI on or prior to close of business on March 31, 2020 or such other date that is agreed by STI and AIU, or (B) not been audited by a PCAOB registered audit firm that is reasonably acceptable to STI and who provides an unqualified audit opinion with respect to such financial statements and such accounting firm provides their consent as experts with respect to such audited financial statements for inclusion in the Registration Statement, or (C) are not, in form or substance, reasonably satisfactory to STI and (ii) if the firm that STI has retained for the purposes of delivering a fairness opinion qualifies its report or analysis, or is unwilling to provide an affirmative opinion as to fairness from a financial point of view, on the basis of the financial information that is delivered by AIU. The parties also have rights to terminate without paying a break-up fee if their respective disclosure schedules are not timely delivered and are acceptable.

In addition to STI officers waiving, in the aggregate, approximately $2.3 million of cash severance and change of control entitlements that would otherwise result from the Merger and expected terminations of their employment, in exchange for issuance to them of $1 million of combined company common stock (valued as of the Effective Time), such officers would have the right to receive, in the aggregate, up to 50% of the proceeds of exercises of STI warrants between the date of the Merger Agreement and December 31, 2020, but not more than (when combined with the stock issuance to them) the amounts they would be waiving.

The Merger Agreement contains customary representations and warranties. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive consummation of the Merger and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding STI or AIU, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the STI, AUI, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement, as well as in the Forms 10-K, Forms 10-Q and other filings that STI makes with the SEC.

The foregoing description of the Merger Agreement above, is subject to, and qualified in its entirety by, the Merger Agreement, attached as Exhibit 2.1 hereto, which is incorporated in this Item 1.01 by reference in its entirety.

Information contained on the STI and AIU websites do not constitute part of this statement.

Item 8.01. Other Events.

Attached as Exhibit 99.1 is a copy of the joint press release issued by STI and AIU on March 3, 2020 announcing the execution of the Merger Agreement.

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended) concerning STI, AIU, the proposed Merger, and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of STI, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the proposed Merger are not satisfied, including the failure to obtain stockholder approval for the proposed Merger in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of STI and AIU to consummate the Merger; risks related to STI’s ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed Merger pending closing; risks related to STI’s continued listing on the Nasdaq Capital Market until closing of the proposed Merger; risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed Merger; risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results; the ability of STI or AIU to protect their respective intellectual property rights; competitive responses to the Merger and changes in expected or existing competition; unexpected costs, charges or expenses resulting from the proposed Merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; regulatory requirements or developments; changes in capital resource requirements; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in STI’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. STI can give no assurance that the conditions to the Merger will be satisfied. Except as required by applicable law, STI undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information Will be Filed with the SEC

In connection with the proposed Merger, STI intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement/prospectus/information statement. INVESTORS AND STOCKHOLDERS OF STI ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STI, THE MERGER AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by STI with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by STI with the SEC by contacting STI by mail at Superconductor Technologies Inc., 9101 Wall Street, Suite 1300, Austin, TX 78754, (512) 334-8900, Attention: Corporate Secretary. Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

STI and its directors and executive officers and AIU and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of STI in connection with the Merger. Information regarding the special interests of these directors and executive officers in the Merger will be included in the proxy statement/prospectus/information statement referred to above. Additional information about STI’s directors and executive officers is included in STI’s definitive proxy statement filed with the SEC on April 26, 2019. These documents are available free of charge at the SEC website (www.sec.gov) and from the Corporate Secretary of STI at the address above.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated February 26, 2020, by and among Superconductor Technologies Inc., AIU Special Merger Company, Inc. and Allied Integral United, Inc.

99.1	Joint Press Release, dated March 3, 2020, used by Superconductor Technologies Inc. and Allied Integral United, Inc.

*	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Superconductor Technologies Inc.

Date: March 3, 2020	By:	/s/ Jeffrey Quiram
Jeffrey Quiram
Chief Executive Officer